UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

SCORPION PERFORMANCE, INC.

Full Name of Registrant

Former Name if Applicable

5817 NW 44th Avenue

Address of Principal Executive Office (Street and Number)

Ocala, FL 34482

City, State and Zip Code
PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The Company could not complete the filing of its Second Quarter on Form 10-Q for the period ended ended June 30, 2012 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Karen Rodgers, Controller
(352) 512-0800

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes	☒ No

10Q 6-30-11 10Q 9-30-11 10-K 12-31-11 10Q 3-31-12

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

If so: attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SCORPION PERFORMANCE, INC., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2012	By:	/s/ Karen Rodgers, Controller